Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of the RJO Global Trust of our report dated March 31, 2010 relating to our audits of the consolidated statements of financial condition, including the condensed consolidated schedules of investments, as of December 31, 2009 and 2008, and the related consolidated statements of operations and changes in unitholders’ capital for each of the three years in the period ended December 31, 2009 of RJO Global Trust, appearing in the Prospectus which is a part of such Registration Statement.

We also consent to the reference to our film under the caption “Accountants” in the Prospectus, which is part of this Registration Statement.

/s/ CF & Co., L.L.P.

Dallas, Texas
December 2, 2010